UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-13253

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan

Form 11-K

For the Year Ended December 31, 2011

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Memphis, Tennessee

June 13, 2012

Renasant Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets
Interest-bearing cash	$10	$15

Investments, at fair value:
Mutual funds	24,459,459	24,339,067
Collective trust funds	1,502,016	1,314,855
Separately managed accounts	17,288,099	12,851,251
Renasant Corporation common stock	10,232,479	10,048,848

Total investments	53,482,053	48,554,021

Receivables
Company contributions	4,134,953	3,221,190
Participant contributions	3,090	72
Accrued interest and dividends	116,598	101,399
Notes receivable from participants	118,366	84,874

Total receivables	4,373,007	3,407,535

Total assets	57,855,070	51,961,571

Liabilities
Other liabilities	75,665	131,630

Total liabilities	75,665	131,630

Net assets available for benefits	$57,779,405	$51,829,941

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010

Investment (loss) income
Interest	$4,702	$4,933
Dividends	1,243,421	880,313
Net (depreciation) appreciation in fair value of investments	(1,987,803)	5,856,006

Total investment (loss) income	(739,680)	6,741,252

Contributions
Company	4,134,953	3,221,190
Participants	2,881,828	2,550,148
Rollovers	1,677,617	167,369
Other	2,051	28,289

Total contributions	8,696,449	5,966,996

Other deductions
Benefits paid to participants	1,983,396	4,062,694
Certain deemed distributions	5,103	7,639
Corrective distributions	75,665	131,630
Other expenses	4	—

Total other deductions	2,064,168	4,201,963

Transfers from affiliated plans	56,863	54,680

Net increase in net assets available for benefits	5,949,464	8,560,965

Net assets available for benefits:
Beginning of year	51,829,941	43,268,976

End of year	$57,779,405	$51,829,941

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note A – Description of Plan

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary contributions for eligible participants equal to 5% of total compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who are employed on the last day of the Plan year and are credited with 1,000 hours of service during the Plan year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contribution accounts and money purchase accounts vest under a six-year graduated schedule.

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures pending in the amount of $150,163 and $148,856 at December 31, 2011 and 2010, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the plan, including legal, audit, custodial and recordkeeping fees.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan availability is generally conditioned upon hardship conditions. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at the prime rate of Renasant Bank plus 100 basis points. Principal and interest are paid ratably through payroll deductions.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an order transaction between market participants at the measurement date. Refer to Note H, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2011 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Note C – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc. and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on February 22, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan had no uncertain tax positions at December 31, 2011 or 2010. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2008 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010, were as follows:

	2011				2010
	Number of Units		Fair Value		Number of Units		Fair Value
Renasant Corporation common stock	682,165		$10,232,479		594,255		$10,048,848
Renasant Bank Moderate Growth Fund	526,917		6,094,385		422,933		4,842,918
Federated Total Return Bond – IS	504,815		5,694,316		—	(2)	—	(2)
Renasant Bank Conservative Growth Fund	420,772		4,858,534		258,160		2,878,825
Lord Abbett Fundamental Equity Fund – I	345,024		4,188,591		—	(2)	—	(2)
Renasant Bank Aggressive Growth Fund	306,577		3,540,334		258,106		3,040,260
Federated Total Return Bond – SS	—	(1)	—	(1)	405,190		4,517,864

(1)	Not an investment option for the Plan at December 31, 2011.
(2)	Not an investment option for the Plan at December 31, 2010.

The Plan’s investments, including gains and losses on investments bought and sold, as well as investments held during the year, (depreciated) appreciated in value as follows:

	2011	2010
(Depreciation) appreciation in fair value of investments:
Mutual funds	$(996,605)	$2,338,275
Collective trust fund	73,042	75,308
Separately managed accounts	71,310	1,448,752
Renasant Corporation common stock	(1,135,550)	1,993,671

Net (depreciation) appreciation in fair value of investments	$(1,987,803)	$5,856,006

Note H – Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Collective trust fund and separately managed accounts: These investments are valued based on the market value of the underlying investments.

Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note H – Fair Value Measurements (continued)

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2011 and 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals

December 31, 2011
Mutual funds	$24,459,459	—	—	$24,459,459
Collective trust fund	—	1,502,016	—	1,502,016
Separately managed accounts	—	17,288,099	—	17,288,099
Renasant Corporation common stock	10,232,479	—	—	10,232,479

	$34,691,938	$18,790,115	$—	$53,482,053

December 31, 2010
Mutual funds	$24,339,067	—	—	$24,339,067
Collective trust fund	—	1,314,855	—	1,314,855
Separately managed accounts	—	12,851,251	—	12,851,251
Renasant Corporation common stock	10,048,848	—	—	10,048,848

	$34,387,915	$14,166,106	$—	$48,554,021

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550

PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value**

*	Federated	Interest-bearing cash	**	$10

*	Federated	Renasant Bank Income Fund	**	1,502,016
*	Federated	Renasant Bank Conservative Growth Fund	**	4,858,534
*	Federated	Renasant Bank Moderate Growth Fund	**	6,094,385
*	Federated	Renasant Bank Growth Fund	**	2,794,846
*	Federated	Renasant Bank Aggressive Growth	**	3,540,334
*	Columbia	Acorn International Fund – Z	**	1,261,111
*	Hartford	International Opportunities Fund – Y	**	1,662,372
*	Federated	Clover Small Value Fund – IS	**	289,868
*	Lord Abbett	Developing Growth Fund – I	**	945,843
*	RidgeWorth	Small Cap Value Equity Fund – I	**	1,267,011
*	Federated	Mid-Cap Index Fund – SS	**	32,328
*	ING	Mid-Cap Opportunities Fund – I	**	1,751,691
*	RidgeWorth	Mid-Cap Value Equity Fund – I	**	649,788
*	Columbia	Dividend Income Fund – Z	**	1,810,527
*	Lord Abbett	Fundamental Equity Fund – I	**	4,188,591
*	Wells Fargo	Advantage Growth Fund – I	**	1,728,829
*	Federated	Institutional High Yield Bond Fund	**	360,485
*	Federated	Total Return Bond Fund – IS	**	5,694,316
*	Federated	Prime Obligations Fund – IS	**	2,816,699

				43,249,574
*	Renasant Corporation	Common Stock	**	10,232,479

				53,482,063
*	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.25% with maturity dates through 2018	**	118,366

			**	$53,600,429

*	Denotes party-in-interest
**	Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 13, 2012	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and Human Resources Director